EXHIBIT 99.7

Press Release

Brazil: Total Launches Large-Scale Development

of the Giant Libra Field

Paris, December 18, 2017 – Total announces that it has taken the investment decision for the first large-scale development phase of the Libra project, located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the pre-salt area of the Santos Basin in Brazil.

This phase, consisting of a floating production storage and offloading (FPSO) unit with a production capacity of 150,000 barrels of oil per day and 17 wells, will be deployed in the Northwestern part of the block.

“The decision to launch the large-scale development of the Libra field is a major step for Total in Brazil. We have worked with Petrobras, the operator, and our partners to secure technical costs below 20 dollars per barrel. This proves that we are capable of developing competitive deep offshore projects”, declared Arnaud Breuillac, President Exploration & Production of Total. “Following startup of the Early Production System in November, this investment decision further strengthens our portfolio of projects under construction and feeds our production growth post-2020.”

First oil started flowing from the Libra field in November with the start-up of the Pioneiro de Libra, a 50,000-barrel-per-day FPSO early production phase to further appraise the field and generate early revenue. As the next step in the field development, the new “Mero 1” FPSO is expected to come on stream in 2021. In the coming years, this development will continue with the addition of at least three other FPSO’s to fully exploit the potential of the field, with a production that should reach more than 600,000 barrels per day.

The Libra Consortium is led by Petrobras (40%) in partnership with Total (20%), Shell (20%), CNOOC Limited (10%) and CNPC (10%). Pré-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

Total in Brazil

Total has been present in Brazil for over 40 years, has more than 2,800 employees there and operates through five affiliates in the exploration and production, gas, lubricants, chemicals and renewable energies segments.

Total Exploration & Production’s portfolio currently includes 15 assets, located in the Campos, Santos, Barreirinhas, Ceará, Espirito Santo, Foz do Amazonas and Pelotas basins. In February 2017, Total and Petrobras signed agreements covering a number of upstream and downstream assets in Brazil, cementing the Strategic Alliance announced in December 2016. Under that deal, Total will hold a 22.5% stake in the Iara concession area in Block BM-S-11 and a 35% stake in and operatorship of Block BM-S-9 in the Lapa field concession, which came on stream in December 2016. Additionally, technical cooperation between the two companies will be strengthened, particularly through joint appraisal of the exploration potential in promising areas in Brazil and through the development of new technologies, particularly in the deep offshore. The transaction is subject to approvals by the relevant regulatory entities.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.